Exhibit 23.1

Onestop Assurance PAC 10 Anson Road #13-09 International Plaza Singapore 079903 Tel: 9644 9531 Email:audit@onestop-ca.com Website: www.onestop-ca.com

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated October 21, 2022 in the Registration Statement on Form F-1, under the Securities Act of 1933, as amended, with respect to the consolidated balance sheets of Davis Commodities Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for each of the years in the two-year period ended December 31, 2021 and the related notes. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Onestop Assurance PAC

Singapore

March 9, 2023